Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2022 and 2023. This section should be read in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1—Unaudited Consolidated Financial Statements as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2022, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2022, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 18, 2023.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Nano Labs Ltd and its subsidiaries. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “US$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a leading fabless IC design company and product solution provider in China. We are committed to the development of HTC chips, HPC chips, distributed computing and storage solutions, smart-NICs, vision computing chips and distributed rendering. We have built a comprehensive FPU architecture which offers solution that integrates the features of both HTC and HPC. Moreover, our Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of ASIC-based Grin mining market. In June 2021, we established IPOLLO PTE. LTD., our indirect wholly-owned subsidiary in Singapore, to facilitate our business expansion in the overseas IC markets.

Our net revenues are primarily derived from sales of our HTC and HPC solutions and provision of design and technical services to our customers. Our net revenues were RMB380.1 million and RMB52.3 million (US$7.2 million) for the six months ended June 30, 2022 and 2023, respectively. The decrease in net revenues was primarily due to the decrease in sales volume of V and B Series and a decrease in service revenue for the first half of 2023, but we started to generate revenue in 3D printing related products. We recorded a net income of RMB111.4 million and a net loss of RMB134.3 million (US$18.6 million) for the six months ended June 30, 2022 and 2023, respectively.

In evaluating our business, we consider and use adjusted net income (loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expense. Our adjusted net income for the six months ended June 30, 2022 was RMB116.1 million, and our adjusted net loss for the same period of 2023 was RMB134.2 million (US$18.6 million).

Results of Operations

The following table sets forth a summary of our unaudited consolidated statements of operations, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Summary Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
Net Revenues	380,138,767	52,268,716	7,233,623
Cost of revenues	203,767,419	115,167,091	15,938,317
Gross profit (loss)	176,371,348	(62,898,375)	(8,704,694)
Total operating expenses	68,743,207	73,496,209	10,171,360
Net income (loss)	111,393,524	(134,319,481)	(18,588,875)
Net income (loss) per ordinary share
Basic and diluted	1.07	(1.20)	(0.17)
Weighted average number of shares used in per share calculation
Basic	103,790,000	111,496,668	111,496,668
Diluted	103,902,581	111,496,668	111,496,668

Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income (loss) as an additional non-GAAP financial measure. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance. We also believe that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted net income (loss) as net income (loss) excluding share-based compensation expense. We believe that adjusted net income (loss) provides useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measures.

Adjusted net income (loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our net income (loss) to non-GAAP adjusted net income (loss) for the periods indicated.

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	111,393,524	(134,319,481)	(18,588,875)
Add:
Share-based compensation expenses	4,673,673	137,598	19,043
Non-GAAP adjusted net income (loss)	116,067,197	(134,181,883)	(18,569,832)

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Net Revenues

Net revenue decreased to RMB52.3 million (US$7.2 million) for the six months ended June 30, 2023, from a net revenue of RMB380.1 million for the same period of 2022. The decrease in net revenues was primarily due to the decrease in sales volume of V and B Series mining machines and a decrease in service revenue for the six months ended June 30, 2023. We launched a 3D printing business in June 2023 and generated a small amount of revenue from it.

Cost of Revenues

Cost of revenues decreased to RMB115.2 million (US$15.9 million) for the six months ended June 30, 2023 from RMB203.8 million for the same period of 2022. The decrease in cost of sales was generally in line with the decrease in net revenues and mainly due to the decrease in the sales volume of our products, partially offset by an increase in inventory write-down.

Gross Profit (Loss)

As a result, we recorded a gross loss of RMB62.9 million (US$8.7 million) for the six months ended June 30, 2023, as compared to a gross profit of RMB176.4 million for the same period of 2022.

Operating Expenses

Total operating expenses increased to RMB73.5 million (US$10.2 million) for the six months ended June 30, 2023, from RMB68.7 million for the same period of 2022.

●	Selling and marketing expenses decreased by 6.5% to RMB9.5 million (US$1.3 million) for the six months ended June 30, 2023, from RMB10.2 million for the same period of 2022. The decrease in selling and marketing expenses was primarily due to the decrease in advertising and marketing promotion expenses.

●	General and administrative expenses increased by 83.8% to RMB31.0 million (US$4.3 million) for the six months ended June 30, 2023, from RMB16.9 million for the same period of 2022. The increase in general and administrative expenses was primarily due to the increase in employee salary expenses, professional fees, and rental fees due to the development and expansion of our business.

●	Research and development expenses decreased by 21.0% to RMB33.0 million (US$4.6 million) for the six months ended June 30, 2023, from RMB41.7 million for the same period of 2022. The decrease in research and development expenses was primarily due to the decrease in design and service fees, material fees and share-based compensation expenses, offset by the increase in equipment rental fees.

Net Income (Loss)

Net loss was RMB134.3 million (US$18.6 million) for the six months ended June 30, 2023, compared to a net income of RMB111.4 million for the same period of 2022.

Basic and diluted loss per share was RMB1.20 (US$0.17) for the six months ended June 30, 2023, compared with basic and diluted income per share of RMB1.07 for the same period of 2022.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2022 and June 30, 2023, we had RMB87.8 million and RMB16.8 million (US$2.3 million) in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash in bank and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and have original maturities of less than three months.

In August 2022, we were granted a credit line of up to RMB100 million (US$13.8 million) from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. As of the date of this report, we have a balance of borrowing of approximately RMB101.67 million (US$14.1 million) under the credit line.

In July 2023, we entered into a total of US$10 million (approximately RMB72 million) promissory notes (the “Loans”) with two related parties. In September 2023, the Loans were converted into an aggregate of 19,157,087 Class A ordinary shares of the Company for no additional consideration.

We believe that our existing cash and cash equivalents including the proceeds from the Loans described above, and anticipated cash flow from operations, together with the net proceeds from the securities offering, will be sufficient to meet our anticipated cash needs for general corporate purposes for the next 12 months from the date of this interim report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(165,241,380)	(34,636,206)	(4,793,409)
Net cash used in investing activities	(18,655,969)	(86,014,785)	(11,903,842)
Net cash provided by financing activities	—	50,346,549	6,967,609
Effect of exchange rate on cash, cash equivalents and restricted cash	1,452,892	(297,627)	(41,189)
Net decrease in cash, cash equivalents and restricted cash	(182,444,457)	(70,602,069)	(9,770,831)
Cash, cash equivalents and restricted cash at the beginning of the period	233,853,654	87,859,384	12,159,122
Cash, cash equivalents and restricted cash at the end of the period	51,409,197	17,257,315	2,388,291

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 was RMB34.6 million (US$4.8 million), which primarily reflected our net loss of RMB134.3 million (US$18.6 million) as mainly adjusted for (1) inventory write-down of RMB73.3 million (US$10.1 million), which was primarily due to the downward adjustment on the book value of a portion of our inventories, (2) amortization of right-of-use assets of RMB3.8 million (US$0.5 million), (3) depreciation and amortization expenses of RMB2.7 million (US$0.4 million) and (4) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) a decrease of RMB18.6 million (US$2.6 million) in advances from customers which primarily related to the prepayments from customers to our HTC and HPC solutions and (2) an increase of RMB13.0 million (US$1.8 million) in inventories, partially offset by (1) an increase of RMB40.2 million (US$5.6 million) in accounts payable and (2) a decrease of RMB29.1 million (US$4.0 million) in prepayments to our suppliers, which primarily related to the production of ICs.

Net cash used in operating activities for the six months ended June 30, 2022 was RMB165.2 million, which primarily reflected our net income of RMB111.4 million as mainly adjusted for (1) share-based compensation of RMB4.7 million, (2) amortization of right-of-use assets of RMB2.5 million, (3) depreciation and amortization expenses of RMB1.8 million and (4) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) a decrease of RMB220.5 million in advances from customers and (2) an increase of RMB178.8 million in inventories, partially offset by a decrease of RMB108.2 million in prepayments to our suppliers, which primarily related to the production of ICs.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023 was RMB86.0 million (US$11.9 million), attributable to purchase of property, plant and equipment of RMB86.0 million (US$11.9 million).

Net cash used in investing activities for the six months ended June 30, 2022 was RMB18.7 million, mainly attributable to (1) purchase of purchase of intangible assets of RMB49.3 million, which was primarily for a land use right (2) purchase of property and equipment of RMB1.1 million, partially offset by collection of proceeds from sales of short-term investments of RMB31.8 million.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2023 was RMB50.3 million (US$7.0 million), mainly attributable to proceeds from long-term debt of RMB50.9 million (US$7.0 million), partially offset by repayment to long-term debt of RMB0.5 million (US$0.1 million).

No cash was generated from or used in financing activities for the six months ended June 30, 2022.

Capital Expenditures

We incurred capital expenditures of RMB50.4 million and RMB86.0 million (US$11.9 million) for the six months ended June 30, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for procurement of computers and electronic equipment for research and development, construction of plant and purchase of land use right for the expansion and optimization of our supply chain.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the securities offering. We will continue to make capital expenditures to meet the expected growth of our business, including for procurement of photomask, mold and various intellectual properties.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in China and globally;

●	our use of the proceeds;

●	the length and severity of the COVID-19 pandemic and its impact on our business and industry; and

●	assumptions underlying or related to any of the foregoing.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.